EXHIBIT INDEX

Exhibit A: Attachment to item 77o:
           Transactions effected pursuant to Rule 10f-3
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Exhibit A:

UBS PW Tamarack International Fund, L.L.C.
ITEM 77(o) 10f-3 Transactions

Security - Novartis AG
Date of Purchase - 4/3/02
Price -- $64.3 (Swiss Francs/CHF)
Shares Purchased - 5,000
Purchased From -- Credit Suisse First Boston
Aggregate amount of offering - 23,000,000
% of total purchased -- .02%